Exhibit 99.1

Resolution of the Board of Directors

On January 28, 2016, the Board of Directors of POSCO resolved on the investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China (“Chongqing”). POSCO & Chongqing plan to establish two joint ventures. One is Cold Rolled Line (“CR Line”), and another one is Continuous Galvanizing Line (“CGL”). For POSCO, the amount of paid-in the capital will be approximately $24 million for CR Line, $44 million for CGL.